UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

August 3, 2009

Commission File Number: 000-52715

Grand Monarch Holdings, Inc.
(Name of Small Business Issuer in its charter)

Delaware	20-8023849
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer I.D. No.)

5118 Hunt Club Road
Racine, Wisconsin 53402
(Address of principal executive offices and Zip Code)

262-652-3662
(Registrant's telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

PURPOSE OF INFORMATION STATEMENT

This Information Statement, which is being mailed on or about June 26, 2009 to the holders of shares of the common stock, par value $.001 per share, of Grand Monarch Holdings, Inc., a Delaware corporation (the “Company”), is being furnished in connection with a change in the majority of the members of the board of directors of the Company (the “Board”).

On June 8, 2009, Empire Energy Corporation International (“Seller”) sold to American Union Financial Services, Inc. (the “Purchaser”) 100,000 shares of common stock of the Company constituting 100% of the Company's issued and outstanding common stock, for a total of $25,000 in cash.

By virtue of Purchaser's acquisition of 100% of the voting securities of the Company, Purchaser acquired control of the Company on June 8, 2009.  In connection with the sale, the Board of Directors of the Company has appointed the following individuals as directors and officers of the Company: David Villarreal as a Director and as President, Chief Executive Officer and Chief Financial Officer and David Villarreal III as a director and Secretary.  All of the new officers will take office on August 13, 2009, after the Company files with the Securities and Exchange Commission ("SEC") and transmits to all holders of record of common stock of the Company, as of August 3, 2009, this Information Statement containing the information required under SEC Rule 14f-1 (the "Information Statement"). Tad M. Ballantyne will resign as Chief Executive Officer, Chief Financial Officer and Secretary with the Company on August 13, 2009.  Tad M. Ballantyne's resignation as a Director of the Company will take effect immediately after the new director’s take office, which will be on August 13, 2009.

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 35,000,000 shares of common stock, par value $0.001 per share, of which 100,000 common shares are issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

Directors And Executive Officers

The following sets forth information regarding the New Director and executive officer of the Company.

Name	Age	Position Held

David Villarreal	58	President, Chief Executive Officer, Chief Financial Officer, and director

David Villarreal III	29	Secretary and director

David Villarreal, Director Nominee, President, Chief Executive Officer and Chief Financial Officer.

Mr. Villarreal was appointed to be a director, President, Chief Executive Officer and Chief Financial Officer of the Company beginning August 13, 2009.  Mr. Villarreal has been the Chairman of the Board of American Union Financial Services, Inc. (“AUFS”) since he founded it in April 2004.  AUFS is a national financial service company providing comprehensive financial solutions primarily to organized labor.  From April 2002 to December 2005 he was the Chief Operating Officer for American Residential Funding, Inc.  Also, since 2000, Mr. Villarreal has been President of Bravorealty.com, an online real estate transactional company designed for real estate professionals.  Between 1998 and 2000, he was President and CEO of Solomon Trust Foundation, a philanthropic charitable organization providing direct financial assistance to low and moderate income families to facilitate home ownership opportunities.  Mr. Villarreal attended California State University Los Angeles where he studied Business Administration and was a Trade Union Fellow at Harvard College Graduate School of Business Administration and John F. Kennedy School of Government.

David Villarreal III, Director Nominee and Secretary.

Mr. Villarreal III, was appointed to be director and Secretary, of the Company beginning August 13, 2009.  From February 2002 to March 2003, Mr. Villarreal III was a Regional Manager/Branch Development for American Residential Funding, Inc.  From April 2003 to February 2005, he was employed first as a Regional Manager and later as a Regional Vice President for NovaStar Financial, Inc. Since March 2005, he has been President of American Union Financial Services, Inc. Mr. Villarreal III attended the University of La Verne where he studied Business Administration and Finance.

Family Relationships

Messrs. David Villarreal and David Villarreal, III are father and son.

Committees of the Company's Board of Directors

Because our board of directors currently consists of only one member, we do not have any audit, compensation or nominating committee of the Board of Directors or committees performing similar functions. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our Board of Directors for consideration permits each Director to give sufficient time and attention to such matters to be involved in all decision making.  As of August 3, 2009, all activities of the Company have been conducted by the sole director and corporate officer of the Company from either his home or his business office.

Legal Proceedings

We are not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Compensation of Directors and Officers

The sole officer and director of Company has not received any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. However, he anticipates receiving benefits as beneficial stockholder of the Company.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Employment Agreements

The Company has not entered into any employments with our executive officers or other employees to date.

Where You Can Find Additional Information

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the close of business on August 3, 2009, the total number of shares owned beneficially by the Company’s sole director, its new officers and key employees, and any person (including any group) who is known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities.  Except as otherwise indicated below, each person named has sole voting and investment power with respect to the shares indicated. The percentage of ownership set forth below reflects each holder's ownership interest in the 100,000 shares of the Company's common stock outstanding as of August 3, 2009.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership		Percentage of Class

Tad M. Ballantyne	-0-		-0-%
5118 Hunt Club Road, Racine, Wisconsin 53402
David Villarreal (1)	-0-	(2)
David Villarreal III (1)	-0-		-0-%
American Union Financial Services, Inc. (1)	100,000	(2)	100%
All executive officers and directors as a group (2 persons)	100,000		100%

______________________

(1)	The address for each person or entity listed on the table other than Mr. Tad M. Ballantyne is c/o American Union Financial Services, Inc., 9107 Wilshire Blvd, Suite 450 Beverly Hills, CA 90210.
(2)
Mr. David Villarreal is a director, officer and controlling shareholder of American Union Financial Services, Inc. (“AUFS”) and as such, may be deemed to directly or indirectly control the voting power and investment of the shares of common stock of the Company held by AUFS and hence the beneficial owner of the same.

Certain Relationships and Related Transactions

On June 8, 2009, Empire Energy Corporation International sold 100,000 shares of the Company’s common stock to American Union Financial Services, Inc. (“AUFS”) for $25,000.  We relied upon Section 4(2) of the Securities Act of 1933, as amended, for an exemption from registration of these shares and no underwriter was used in this transaction.  Because of this transaction, AUFS (of which Mr. David Villarreal is a director, officer and controlling shareholder) became our controlling shareholder, owning 100,000 shares of the 100,000 issued and outstanding shares of our common stock, or approximately 100.00%, at the close of business on June 8, 2009.  Additionally, Mr. David Villarreal was also appointed a Director Nominee and President, Chief Executive Officer and Chief Financial Officer.

It is the Commission’s position that securities issued by a "shell" company such as Grand Monarch Holdings, Inc. cannot be sold under the exemption from registration  provided by Rule 144 promulgated  under the Securities Act of 1933 (the "Act"), but must be registered under the Securities Act of 1933. Accordingly, the securities sold to AUFS will be registered under the Act prior to resale.  Any other securities issued to individuals in the capacity of management, affiliates, control persons and promoters will also be registered with the Commission prior to resale and shall be issued with appropriate restricted legend to reflect the registration requirements.

Except for the ownership of the Company's securities, none of the directors, executive officers, holders of ten percent of the Company's outstanding common stock, or any associate or affiliate of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, since the inception of the Company in July 24, 2008, in any transaction or proposed transaction which may materially affect the Company. No executive officer, present director, proposed director or any member of these individuals' immediate families or any corporation or organization with whom any of these individuals is an affiliate is or has been indebted to the Company since the beginning of its last fiscal year.

Potential Changes in Control

To the knowledge of management, there are no present arrangements or pledges of securities of the Company which may result in a change in control of the Company.

Recent Changes in Control

All of the disclosures made under the caption above “Purpose of Information Statement” are incorporated herein by reference thereto with respect to all disclosures and descriptions required in this Schedule 14f-1 regarding recent changes in control.

Adverse Interests

The Company is not aware of any material proceeding to which any director, officer, or affiliate of the Company or any owner of record or beneficially of more than five percent of any class of the Company’s voting securities, or security holder is a party adverse to the Company or has a material interest adverse to the Company.

Board Meetings and Committees; Annual Meeting Attendance

Since there has only been one director of the Board, there were no formal meetings of the Board during the last full fiscal year and the Board conducted all Board actions by written consent.  Since there has only been one shareholder, the Company did not hold an annual meeting of the Company’s security holders during the prior fiscal year and does not have a policy requiring attendance by members of the Board.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

August 3, 2009	GRAND MONARCH HOLDINGS, INC.

/s/ Tad M. Ballantyne
Name: Tad M. Ballantyne Title: Chief Executive Officer